MARK KARPE

Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

December 17, 2014

Via Electronic Transmission

Debbie D. Skeens, Esq.

Senior Counsel – Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Life Funds
Post-Effective Amendment No. 106
(File Nos. 333-61366 and 811-10385)

Dear Ms. Skeens:

This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on November 5, 2014, concerning the above referenced Post-Effective Amendment (“PEA”) No. 106 to the registration statement of Pacific Life Funds (the “Registrant”) on Form N-1A (including the Prospectus, Statement of Additional Information, and Part C), which was filed on October 1, 2014 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of certain series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by the Administrator’s responses on behalf of the Registrant.

Prospectus Comments:

1.	Fees and Expenses – Pacific FundsSM High Income

(a)	Comment: Please confirm that the termination date for the expense limitation agreement for this Fund is July 31, 2015 and please adjust the Annual Fund Operating Expense table to remove the reference to the expense limitation agreement as it will be in effect less than one year from the effective date of the registration statement in light of Item 3 of Form N-1A.

Response: The termination date for the expense limitation agreement has been amended, resulting in the footnote to the table as well as the discussion in the Additional Information About Fees and Expenses section reflecting that the expense limitation agreement is in effect until July 31, 2016. The applicable agreement exhibit in Part C will be updated accordingly.

(b)	Comment: Please confirm that the expense examples reflect the expense limitation agreement for the term of the expense limitation agreement.

Response: Confirmed.

Letter to Debbie D. Skeens, Esq.

December 17, 2014

2.	Portfolio Turnover - Pacific FundsSM High Income

Comment: Please insert language that a higher turnover may result in higher taxes when Fund shares are held in a taxable account.

Response: The Portfolio Turnover disclosure for both Funds has been amended accordingly.

3.	Performance - Pacific FundsSM High Income

Comment: Please confirm that Class I shares of the Fund are invested in the same portfolio of securities as Class P shares of the Fund.

Response: Confirmed.

4.	Principal Investment Strategies – PF International Small-Cap Fund

(a)	Comment: Pursuant to the Rule 35d-1 name test, in the Principal Investment Strategies section, please describe how the Fund invests its assets in issuers that are economically exposed around the world and outside the United States.

Response: The Principal Investment Strategies disclosure has been amended to clarify that the Fund invests a significant amount of its assets in about the same number of non-U.S. countries as its benchmark index, the S&P Developed Ex-U.S. SmallCap Index, which excludes United States issuers.

In addition, as noted in the Additional Information About Principal Investment Strategies and Risks section of the prospectus, the Fund will state the top five countries and their approximate percentage of the Fund’s net assets (as determined by country of exposure) following commencement of operations.

(b)	Comment: Please provide a more recent date for the capitalization range for the referenced S&P Developed Ex-U.S. SmallCap Index.

Response: The Prospectus has been updated accordingly.

5.	Fees and Expenses – PF International Small-Cap Fund

(a)	Comment: Please confirm the expense examples include the advisory fee waiver for the term of the waiver.

(b)	Response: Confirmed.

Statement of Additional Information Comments:

6.	Disclosure of Portfolio Holdings – All Funds

Comment: Please disclose, for all identified recipients of portfolio holdings, any delays in receiving month-end holdings and whether any compensation is paid in accordance with Item 16(f)(2) of Form N-1A.

Letter to Debbie D. Skeens, Esq.

December 17, 2014

Response: The disclosure has been amended accordingly to clarify that the identified recipients may receive or have access to portfolio holdings on a real-time basis. Please note that the current disclosure in this section reflects that no compensation is received in connection with the disclosure of portfolio holdings information.

Part C Comment:

7.	Comment: Please confirm that all fee waiver agreements have been filed prior to the effective date of this post-effective amendment.

Response: The Registrant has filed or intends to file all fee waiver agreements prior to the effective date of this post-effective amendment.

General Comments:

8.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of the post-effective amendment.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

9.	Comment: Please include all missing information (e.g. assets under management) before the effective date of the PEA.

Response: The Registrant will include such information.

If you have any questions or further comments regarding this matter please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Audrey Cheng, Esq., Pacific Life
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Paul Hastings LLP